PROSPECTUS                                            FILED PURSUANT TO
                                                       RULE 424(B)(3)
                                                      REGISTRATION NO. 333-26207

                           PHP HEALTHCARE CORPORATION
                        8,255,639 SHARES OF COMMON STOCK
                               ------------------

    This Prospectus relates to 8,255,639 shares of common stock, par value $.01 per share ("Common Stock"), of PHP Healthcare Corporation, a Delaware corporation ("PHP" or the "Company"), all of which are being sold by the Selling Stockholders named under "Selling Stockholders." The 8,255,639 shares of Common Stock being sold by Selling Stockholders include (i) the 45,000 shares (the "Warrant Shares") which are issuable upon the exercise of an outstanding Warrant, dated as of November 1, 1992 (the "Warrant"), granted to David E. Berman (the "Warrantholder") by the Company, (ii) 500,150 shares (the "NationsBank Shares") issuable to NationsBank, N.A. ("NationsBank") upon exercise of a Warrant granted to NationsBank (the "NationsBank Warrant"), (iii) 500,000 shares (the "Kluge Shares") held by Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge ("Kluge") and, (iv) 7,210,489 shares issued or issuable upon conversion of
(A) 48,040 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") and (B) 700 shares of Series B Preferred Stock issuable upon the exercise of warrants granted to the placement agents (the shares referred to in clauses (A) and (B) together, the "Conversion Shares".) (Although the number of Conversion Shares is currently indeterminable, the 7,210,489 shares referred to in this clause (iv) includes 7,073,991 shares issuable based on an assumed Conversion Price of $6.89, which is 95% of the lowest trading price of the Company's Common Stock on June 5, 1998 and 136,498 shares that may become issuable as a result of any future reductions in the Conversion Price).

    WARRANT SHARES. The Warrant Shares will be issued by the Company from time to time as and if the Warrant is exercised. The Warrant was granted on November 1, 1992 (the "Grant Date") and is exercisable for a period of seven years after the Grant Date. The Warrant entitles the holder to purchase 15,000 Warrant Shares at an exercise price of $5.75 per share, 15,000 Warrant Shares at an exercise price of $7.50 per share, and 15,000 Warrant Shares at an exercise price of $12.00 per share, subject to adjustment in certain circumstances. See "Plan of Distribution--Warrant Shares."

    NATIONSBANK SHARES. The NationsBank Shares will be issued by the Company from time to time as and if the NationsBank Warrant is exercised. The NationsBank Warrant was granted on October 31, 1997 and is exercisable at any time until October 31, 2007. The NationsBank Warrants entitle the holder(s) thereof to acquire 500,150 NationsBank Shares, subject to adjustment in certain circumstances. See "Plan of Distribution--NationsBank Shares."

    KLUGE SHARES. The Kluge Shares were sold to Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge pursuant to Stock Purchase Agreements dated as of April 28, 1997 between (i) the Company and Kluge, dated as of April 28, 1997, as to 200,000 of the Kluge Shares and (ii) Charles H. Robbins and Kluge, dated as of May 2, 1997, as to 300,000 of the Kluge Shares. The Kluge Shares were acquired at a price of $13.00 per share. The Kluge Shares may be offered by Kluge from time to time by open market transactions, registered transactions or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution--Kluge Shares."

    CONVERSION SHARES. The Conversion Shares consist of an estimated 7,210,489 shares of Common Stock that may be issued by the Company from time to time upon the conversion of the Series B Preferred Stock, which was issued in a private placement completed on December 30, 1997. See "Plan of Distribution--Conversion Shares." The number of the Conversion Shares offered hereby is an estimate based upon (i) an assumed Conversion Price of $6.89, which is 95% of the lowest trading price of the Common Stock on June 5, 1998, (ii) the exercise of the Convertible Stock Warrants as of the date of their issue and (iii) the conversion of all outstanding shares of Series B Preferred Stock. This number is subject to adjustment and could be materially more or less than such estimated amount depending on factors that cannot be predicted by the Company at this time, including, without limitation, the future market price of the Common Stock and the decision of the holders of the Series B Preferred Stock as to when and in what amounts to convert their shares of Series B Preferred Stock. This presentation is not intended to constitute a prediction as to future market price of the Common Stock or when and in what amount holders of the Series B Preferred Stock will elect to convert their shares. See "Risk Factors--Effect of Conversion of Series B Preferred Stock" and "Description of Capital Stock--Series B Preferred Stock."

    The Warrant Shares, the NationsBank Shares, the Kluge Shares and the Conversion Shares are collectively referred to herein as the "Shares."

    The Common Stock is traded on the New York Stock Exchange under the symbol PPH. On June 9, 1998, the closing price of the Common Stock as reported by the New York Stock Exchange was $8.875 per share.

    The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

                         ------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF CERTAIN FACTORS THAT
                SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                                    CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JUNE 10, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration under the Securities Act of the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K, Form 10-K/A and Form 10-K/A-2 for the fiscal year ended April 30, 1997, the Company's Quarterly Reports on Form 10-Q and Form 10-Q/A for the three months ended July 31, 1997, on Form 10-Q and Form 10-Q/A for the three months ended October 31, 1997 and on Form 10-Q and Form 10-Q/A for the three months ended January 31, 1998, the Company's Current Reports on Form 8-K, Form 8-K/A and Form 8-K/A-2, dated November 17, 1997, January 20, 1998 and June 4, 1998, respectively, the Company's Current Reports on Form 8-K and 8-K/A, dated January 6, 1998 and May 7, 1998, respectively, the Company's Current Report on Form 8-K, dated April 28, 1998, and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed on July 20, 1992, including any amendments or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to: Anthony M. Picini, Executive Vice President, PHP Healthcare Corporation, 11440 Commerce Park Drive, Reston, Virginia 20191, telephone (703) 758-3600.

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus and in the documents incorporated herein by reference, prospective purchasers of the Shares should carefully consider the factors set forth below before purchasing the Shares.

EFFECT OF SERIES B PREFERRED STOCK

    POTENTIAL DILUTION. The exact number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock depends on the Conversion Price in effect at the time of conversion. Because the Conversion Price is equal to the lowest reported trade over a specified period of trading days adjusted for a certain discount, the number of shares of Common Stock issuable upon conversion will vary inversely with the market price of the Company's Common Stock. Holders of the Common Stock will be diluted by any issuances of Common Stock upon conversion of the Series B Preferred Stock and may be substantially diluted depending upon the market price of the Common Stock. See "Description of Capital Stock--Series B Preferred Stock."

    As noted above, the exact number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock cannot currently be determined but such issuances will vary inversely with the market price of the Common Stock, and such shares will be issued at a discount which increases to 9% if Series B Preferred Stock is held through the last day of the eleventh month after issuance. The current holders of Common Stock will be diluted by issuances of Common Stock upon conversion of the Series B Preferred Stock to an extent that depends on the future market price of the Common Stock, the timing of conversions of Series B Preferred Stock and exercise of the related placement agent warrants, and whether the Company opts to pay cash in lieu of additional shares of Common Stock upon conversion of Series B Preferred Stock. The potential effects of any such dilution on the existing shareholders of the Company include the significant diminution of the current shareholders' economic and voting interests in the Company. In addition, pursuant to the terms of the Series B Preferred Stock purchase agreement and depending upon the Conversion Price, the Company may be required to register additional shares of Common Stock to cover the conversion of the Series B Preferred Stock. The registration and sale of such additional shares of the Common Stock of the Company, or the prospect thereof, could have a material adverse affect on the market price of the Common Stock.

    POTENTIAL LIQUIDATED DAMAGES CLAIMS. Pursuant to the Preferred Stock Investment Agreements entered into between the Company and the holders of Series B Preferred Stock, the Company agreed to use its best efforts to have this Registration Statement declared effective by April 1, 1998. The Preferred Stock Investment Agreements state that, if the Registration Statement is not effective by April 1, 1998, the Company will be required to make a cash payment to the holders equal to 3% of the purchase price for the Series B Preferred Stock for each 30-day period thereafter until the Registration Statement if effective (pro-rated as to a period of less than 30 days). The Registration Statement was declared effective on June 10, 1998. Accordingly, under the terms of the Preferred Stock Investment Agreements, the Company would be required to pay an aggregate amount of approximately $3.4 million to holders of the Series B Preferred Stock. However, the Company believes that the liquidated damages provision constitutes an unenforceable penalty and intends to challenge any attempt to enforce the provision. The Company is seeking waivers of this provision from the holders of the Series B Preferred Stock. There can be no assurance that the Company will be successful in obtaining waivers from the holders of Series B Preferred Stock or that the Company will prevail in establishing that the provision is unenforceable. The enforcement of the liquidated damages provision against the Company could have a material adverse effect on the Company's financial condition and results of operations. See "--Legal Proceedings."

CAPITATED NATURE OF REVENUE

    The Company provides a portion of its services on a capitated basis, and the Company intends to negotiate additional capitated agreements with managed care organizations or assume such contracts in connection with its affiliation with primary care practices. Such contracts, typically referred to as "risk sharing" contracts, are arrangements between the Company and another managed care organization under which the Company agrees to arrange for the provision of certain health care services, as required by members of such managed care organization, in exchange for a fixed fee per member per month. Under these contracts, the Company bears the risk that the cost of the services it is required to provide will exceed the fixed fees it is entitled to receive. In order for such risk sharing contracts to be profitable for the Company, the Company must effectively manage the utilization rate of primary care services, specialty physician services, and hospital services delivered to members of the managed care organization. There can be no assurance that the capitation fees that the Company will receive will be sufficient to recover the costs of the health care services it will be required to provide.

DEPENDENCE ON PRIMARY CARE PHYSICIANS

    Primary care physicians are a key operating component of the Company's integrated health care delivery networks. The Company competes for exclusive primary care physician affiliations with a variety of networks including group practices, IPAs, HMOs, practice management companies and hospitals. Most primary care physicians have traditionally practiced independently or in small single specialty groups. The competitive and operational disadvantages to the physician of this type of practice structure have compelled many of these physicians to evaluate alternatives. The process of negotiating these affiliations is competitive, complex and time-consuming. There can be no assurance that the Company will continue to be able to identify and secure affiliations with a sufficient number of primary care physicians to operate its integrated health care delivery networks effectively.

DEPENDENCE ON CERTAIN RELATIONSHIPS

    Effective October 31, 1997, the Company completed the acquisition of 18 health care centers and related assets from HIP of New Jersey, Inc. ("HIP") for approximately $80 million including transaction costs (the "HIP Transaction"). HIP is a New Jersey not-for-profit health maintenance organization. In connection with the acquisition, the Company also entered into a Health Services Agreement with HIP. Pursuant to the Health Services Agreement, PHP will arrange for the provision of health care services for more than 200,000 HIP members over the next 20 years on a capitated basis, with the capitation payments calculated as a percentage of the premiums collected by HIP. The percentage of premiums will decrease gradually over the first five years of the contract and will remain fixed for the last 15 years of the agreement. Based upon HIP's current premium rates and enrollment, the Company is currently receiving capitation payments and other revenues of approximately $30 million per month. In addition to arranging for medical care, the Company will also be delegated the responsibility for certain administrative functions, including provider relations, utilization management and claims payment. The Health Services Agreement has a 20-year term and may be renewed for successive 5-year periods. This agreement also permits HIP to buy out the contract after December 31, 2000 and prior to December 31, 2003, at a price equal to the greater of (i) the unamortized purchase price paid by the Company or (ii) the value of the agreement through the end of the initial 20-year term. For the year ended April 30, 1997 and for the nine months ended January 31, 1998, on a pro forma basis after giving effect to the HIP Transactions, approximately 60% and 61.0%, respectively, of the Company's revenues and an even greater percentage of gross profits would be derived from the HIP relationship. The termination of the Health Service Agreement would have a material adverse effect on the Company's business, financial condition and results of operations.

    In addition, the Company has two contracts, one with the District of Columbia Department of Human Services ("DCDHS") (concerning the Company's Medicaid HMO in the District of Columbia) and one with the Medigroup, Inc., a wholly owned subsidiary of BCBSNJ (related to the provision of health care services to BCBSNJ beneficiaries under a global capitation arrangement) which, for the year ended April 30, 1997 and for the nine months ended January 31, 1998, accounted for 33.5% and 20.7%, respectively, of the Company's revenues, and an even greater percentage of the Company's gross profits. On a pro forma basis after giving effect to the HIP Transaction, for the year ended April 30, 1997 and for the nine months ended January 31, 1998, these two contracts accounted for 13.4% and 12.3%, respectively, of the Company's revenues. The DCDHS contract and the BCBSNJ contract individually accounted for 19.8% and 13.7%, respectively, of the Company's revenues in fiscal 1997 and 10.8% and 9.9%, respectively, of the Company's revenues for the nine months ended January 31, 1998. On a pro forma basis after giving effect to the HIP Transaction, the DCDHS contract and the BCBSNJ contract individually accounted for 7.9% and 5.5%, respectively, of the Company's revenues for fiscal 1997, and accounted for 6.4% and 5.9%, respectively, of the Company's revenues for the nine months ended January 31, 1998. The loss of either the DCDHS contract or the BCBSNJ contract would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH THE DCDHS RECEIVABLE

    The Company's accounts receivable as of January 31, 1998 include gross amounts due from DCDHS and the United States Department of Health and Human Services totalling $24.1 million related to the cost settlement for the three-year contract period ended September 30, 1994, and related to the cost settlement for the contract period beginning October 1, 1994. In the quarter ending January 31, 1997, the Company established a reserve of $9.8 million against its Medicaid receivable from DCDHS, principally relating to services provided during the period 1992 through 1994, resulting in a net receivable of $14.3 million. The Company cannot predict when or whether any of the unreserved amounts will be paid. The failure of the Company to collect such amounts would have a material adverse effect on the Company's business, financial condition and results of operations.

    Prior to April 1996, the terms of the Company's contracts with DCDHS provided that the final settlements would be on a non-risk basis, calculated in part on a cost-based methodology. However, in April 1996, the United States Congress enacted legislation which required these contracts to be settled retroactively on a capitated rate-per-enrollee or "risk" basis for the period October 1, 1991 through October 1, 1999. Following the enactment of this legislation, the Company entered into negotiations with the District of Columbia in an attempt to agree on the retroactive amounts due for the 1992 through 1994 contract periods. The Company and the District of Columbia were unable to agree on the capitation rates to be applied to the Company's contract during this period. The Company claimed that it was entitled to approximately $37.5 million in additional capitation payments, based on the capitation rates set by actuaries for DCDHS and the Health Care Financing Administration and actually paid by the District of Columbia to other managed care organizations during fiscal 1994. The District of Columbia, however, took the position that the Company was entitled to use capitation rates based upon a retroactive cost study completed in 1996. In February 1997, the Company and the District of Columbia agreed to settle outstanding claims related to the 1992 to 1994 contract periods for $18.9 million. Although the settlement agreement was signed by representatives of the Company and the Commission on Health Care Finance, the District of Columbia's Chief Financial Officer ("DCCFO") has refused to approve the payment. Instead, the DCCFO offered the Company $6.2 million, which is substantially less than the amount to which the Company believes it is entitled. As a result of the impasse, for the third quarter of fiscal 1997, the Company determined to recognize reserves of $9.8 million against its receivables from the District of Columbia, principally related to services provided during the 1992 to 1994 contract periods. The Company intends to pursue vigorously all remedies available to it in connection with this matter, including litigation. However there can be no assurance that such remedies will be successful. The Company does not believe the ultimate resolution of this matter will have a material adverse effect on the Company's business, financial condition or results of operations.

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

    A major portion of the Company's revenues is derived from governmental programs. In particular, for the year ended April 30, 1997 and the nine months ended January 31, 1998, approximately 26.5% and 17.7%, respectively, of the Company's revenues (10.6% and 10.5%, respectively, on a pro forma basis after giving effect to the HIP Transaction) were derived from the Medicaid program, a cooperative state-federal program for medical assistance to the needy. Reflecting a trend in the health care industry, third party payors increasingly are negotiating with health care providers such as the Company concerning the prices charged for medical services, with the goal of lowering reimbursement and utilization rates. There can be no assurance that any future reduction in reimbursement rates would be offset through enhanced operating efficiencies, or that any such enhancement of operating efficiencies would occur. Third party payors may also deny reimbursement if they determine that a treatment was not performed in accordance with the cost-effective treatment methods established by such payors, was experimental, or for other reasons.

    Congress continues to make cutbacks in the Medicare and Medicaid programs providing for reductions in the rate of spending increases in the Medicare and Medicaid programs. These cutbacks, budgetary constraints at both the federal and state levels, and increasing public and private sector pressures to contain health care costs are likely to continue to lead to significant reductions in government and other third party reimbursements for medical charges which could adversely affect the Company.

GOVERNMENT REGULATION

    UNCERTAINTY RELATED TO REGULATORY ENVIRONMENT.

    Virtually all aspects of the health care industry are subject to extensive federal and state regulation. Various federal and state laws, which are interpreted and enforced by courts and regulatory authorities with broad discretion, regulate the relationships between the Company and its affiliated physicians, hospitals and ancillary health care providers. These laws include
(i) the anti-fraud and abuse provisions of the Medicaid and Medicare statutes, which prohibit certain business practices and relationships that may affect the provision and cost of health care services reimbursable under the Medicaid and Medicare programs, including the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of patients or for the provision of goods or services; (ii) the anti-kickback provisions of the Social Security Act, which restrict physician referrals to certain providers, including hospitals, with which the physician has a financial arrangement; (iii) the laws of some states, which prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from engaging in the practice of medicine; (iv) the laws of most states, which regulate the business of insurance and the operation of HMOs; (v) federal antitrust laws, which prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and division of market; and (vi) federal and state civil and criminal statutes which prohibit health care providers from fraudulently or wrongfully overcharging governmental or other third party payors for health care services. Violations of these laws could result in substantial civil or criminal penalties, exclusion from the Medicaid and Medicare programs, and suspension or debarment from obtaining government contracts. Although the Company seeks to structure its operations and arrange its business relationships so as to comply with all applicable legal requirements (including the laws and regulations mentioned above), there can be no assurance that, upon review of the Company's business, courts or regulatory authorities might not adopt or assert a contrary position, that the Company's present or future operations might not be successfully challenged as violating, or determined to have violated, such legal requirements, or that new laws and regulations, or the interpretation of existing laws and regulations, might not require the Company to restructure some or all of its operations or adversely effect the Company's business relationships. Any such result could have a material adverse effect on the Company.

    POTENTIAL FEDERAL AND STATE INVESTIGATIONS.

    As part of the pervasive regulation of the health care industry by federal and state governments, these governments have begun intensive investigations and audits of health care providers to determine whether the providers are overcharging for medical services and procedures for Medicare and Medicaid patients. In cases in which the overcharging is deemed intentional and meets other criteria, the federal or state government may seek criminal, civil, or administrative sanctions against health care providers. This could result in exclusion from the Medicare and Medicaid programs and could result in suspension or debarment from government contracts. Any such exclusion, suspension or debarment of the Company could have a material adverse effect upon the Company's business.

    TRUTH IN NEGOTIATIONS ACT.

    Under the Truth in Negotiations Act, the federal government is entitled for three years after final payment on certain negotiated contracts or contract modifications to examine all of the Company's cost records with respect to such contracts to determine whether the Company furnished complete, accurate, and current cost or pricing data to the government in connection with the negotiation of the price of the contract or modification. The federal government also has the right for up to six years after final payment to seek a downward adjustment to the price of a contract or modification if it determines that the contractor failed to disclose complete, accurate and current data.

    UNCERTAINTY RELATING TO HEALTH CARE REFORM.

    Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation thus far, there are currently numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have an adverse effect on the Company.

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

    The Company's management information systems are critical to its ability to manage care efficiently and to be competitive in the market. The Company relies on these systems to support practice operations and to facilitate the management and monitoring of clinical performance. Clinical guidelines, practice protocols, case management and utilization review systems are all essential to the Company's ability to secure, and operate profitably under, capitated and shared-risk contracts. There can be no assurance that the Company will be able to refine and enhance these systems to keep them current and competitive.

LEGAL PROCEEDINGS

    A class action lawsuit was filed against the Company and certain current and former officers and directors of the Company in the United States District Court for the Central District of California on March 9, 1998, Civil Action No. 98-1658, on behalf of all persons who purchased or otherwise acquired the Company's common stock between December 11, 1995 and March 10, 1997. The Complaint alleges that the Company issued false and misleading financial statements and press releases concerning the Company's income and earnings, including the results of the Company's wholly owned HMO subsidiary, Chartered Health Plan. Another suit, Richman v. PHP Healthcare Corporation, et al., was filed in Los Angeles Superior Court seeking relief under Section 10(b) of the Securities Exchange Act, and under state law, in connection with alleged statements relating to Chartered Health Plan. The Plaintiff claims to have been damaged in excess of $800,000. The suit has been removed to federal court, though the Company has not been served with a Complaint. The suit does not seek class action relief. The Company intends to vigorously defend the lawsuits if and when it is served with the Complaints. There can be no assurance that the Company will prevail in either of the suits. Any judgment entered against the Company in connection with either of the suits could have a material adverse effect on the Company's financial condition.

HISTORICAL LOSSES

    The Company reported net losses of $4.0 million, $4.0 million, $9.3 million and $3.8 million for the fiscal years ended April 30, 1997, 1995, 1994 and 1993, respectively. Additionally, for the nine months ended January 31, 1998, the Company reported a net loss of $1.6 million, which included an extraordinary charge of $6.0 million. Although the Company was profitable for the fiscal year ended April 30, 1996, there can be no assurance that it will operate profitably in the future, or have earnings or cash flow sufficient to comply with the financial covenants to which it is subject or to cover its fixed charges. As a consequence of the losses reported in certain prior periods, the Company failed to comply with certain financial covenants under its then existing credit agreement. The Company obtained waivers for such noncompliance and the Company's bank modified the applicable financial covenants. As of January 31, 1998, the Company was in compliance with all the financial covenants in its then current credit agreement. In the future, any failure by the Company to comply with the financial covenants contained in its credit agreement (or in any replacement credit facility) could result in a default under such facility which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON GOVERNMENT CONTRACTS

    Contracts with various federal, state and local government agencies (excluding agreements concerning the Company's Medicaid HMO in the District of Columbia) accounted for approximately 41.9% and 20.1% of the Company's revenues for the year ended April 30, 1997 and the nine months ended January 31, 1998, respectively (16.7% and 12.0%, respectively, on a pro forma basis after giving effect to the HIP Transaction). Revenues from contracts and subcontracts with the United States Department of Defense accounted for approximately 20.6% and 11.6% of the Company's revenues for the year ended April 30, 1997 and the nine months ended January 31, 1998, respectively (8.2% and 6.9%, respectively, on a pro forma basis after giving effect to the HIP Transaction). These contracts are obtained primarily through the competitive bidding process as governed by applicable federal and state statutes and regulations, and generally may be modified or terminated for the convenience of the government agency at any time during the term of the contract. Contracts are generally awarded for a base period of less than one year and corresponding with the government agency's fiscal year, have two-to-four one-year renewals at the option of the government agency, and are subject to appropriation of funds annually by the appropriate legislative body. There is, therefore, no assurance that the Company will be able to retain its contracts or, if retained, that all of such contracts will be fully funded.

    Under the competitive bidding process, unsuccessful bidders may protest the award of a contract to another bidder in accordance with a government appeals process if they believe the award was improper. Such protests could result in the rebidding, delay or loss of contracts. In addition, contracts with government agencies are generally complex in nature and subject contractors to extensive regulation under federal, state and local law. For example, government contractors are subject to audits which can result in adjustments to contract costs and fees.

    The Company believes that it has complied in all material respects with applicable government regulations. In certain circumstances in which a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor may be debarred or suspended from obtaining future contracts for a specified period of time. Moreover, pursuant to recent statutes and regulations, a suspension or debarment from obtaining future federal contracts will also result in a reciprocal suspension or debarment from participation in non-procurement federal programs, such as Medicare, Medicaid, and other federally-funded grant programs. Any such suspension or debarment of the Company could have a material adverse effect upon the Company's business.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on the skill and efforts of its senior management. The loss of key management personnel or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could adversely affect the Company's business.

COMPETITION

    The managed care industry is highly competitive and is subject to continuing changes in how services are provided and how providers are selected and paid. Increased enrollment in prepaid health care plans due to health care reform or for other reasons, increased participation by physicians in group practices and other factors may attract new entrants into the managed care industry and result in increased competition for the Company. Certain of the Company's competitors are significantly larger, have substantially greater financial resources and may have longer established relationships with payors than the Company. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that such competition will not make it more difficult to develop, consolidate and manage integrated health care delivery networks on terms beneficial to the Company.

EXPOSURE TO PROFESSIONAL LIABILITY

    Due to the nature of the Company's business, there are asserted from time to time medical malpractice lawsuits and other claims against the Company, some of which are currently pending, which subjects the Company to the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the negligence of physicians employed or contracted by the Company. To the extent such physicians are employees of the Company or were regarded as agents of the Company in the practice of medicine, the Company would, in most instances, be held liable for their negligence. In addition, the Company could be found in certain instances to have been negligent in performing its management services under contractual arrangements, even if no agency relationship with the physician were found to exist. In some cases, the Company's contracts with hospitals and third party payors require the Company to indemnify such other parties for losses resulting from the negligence of physicians who were employed or managed by or affiliated with the Company.

    The Company maintains professional and general liability insurance on a claims made basis in amounts deemed appropriate by management, based on historical claims and the nature and risks of its business. There can be no assurances, however, that an existing or future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any such claim or claims or that such coverage will continue to be available or available with sufficient limits and at a reasonable cost to adequately and economically insure the Company's operations in the future. A judgment against the Company in excess of such coverage could have a material adverse effect on the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has experienced a high degree of volatility. There can be no assurance that such volatility will not continue or become more pronounced. In addition, recently the stock market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes that factors such as uncertainty regarding the potential dilutive effect of the Series B Preferred Stock, quarterly fluctuations in the financial results of the

Company or its competitors and general conditions in the industry, the overall economy and the financial markets could cause the price of the Common Stock to fluctuate substantially.

CONTROL BY MANAGEMENT AND CERTAIN STOCKHOLDERS

    As of June 9, 1998, certain of the Company's executive officers and directors and related entities currently hold an aggregate of approximately 13.2% of the outstanding Common Stock (25.8% including shares issuable upon the exercise of options or the conversion of convertible securities held by such persons and exercisable or convertible within 60 days) and may exercise a controlling influence over the outcome of matters submitted to the Company's stockholders for approval. As a result, such executive officers, directors and related entities collectively may have the power to delay, defer or prevent a change in control of the Company.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CHARTER AND BY-LAW PROVISIONS

    Certain provisions of the Company's certificate of incorporation, by-laws and Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include a classified Board of Directors, the ability of the Board of Directors to authorize the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, elimination of the stockholders' ability to take any action without a meeting, and establishment of certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. In addition, the Company has distributed preferred stock purchase rights which could cause substantial dilution to a person or group that attempts to acquire a controlling interest in the Company. The Company is also subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an "interested stockholder." See "Description of Capital Stock."

RISKS ASSOCIATED WITH "FORWARD-LOOKING" STATEMENTS

    This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                  THE COMPANY

GENERAL

    PHP develops, consolidates and manages integrated health care delivery networks. Through its networks of affiliated group and independent practice association physicians, hospitals and ancillary health care providers, the Company markets and provides primary and specialty health care services to third party payors, self-insured employers and government agencies. As of January 31, 1998, PHP was operating 100 healthcare projects in 31 states and was affiliated with over 7,500 physicians through network, employment and a variety of other arrangements, providing health care resulting in over two million patient visits per year.

    PHP was organized as a Delaware corporation in January 1986 and succeeded to the business of a predecessor corporation by merger in March 1986. The Company's corporate headquarters is located at 11440 Commerce Park Drive, Reston, Virginia, 20191, and its telephone number at that address is (703) 758-3600. Unless the context otherwise requires, all references herein to the "Company" include PHP and its subsidiaries.

RECENT EVENTS

    REVISION OF FINANCIAL STATEMENTS. Upon further review the Company has revised its accounting treatment for two contracts entered into during fiscal years 1994 and 1995. The two contracts, a construction contract and a management contract, which were with the same party, were previously combined for purposes of revenue recognition. The Company has restated previously issued financial statements to account for these two contracts separately. As a result, the fiscal year 1995 financial statements have been restated to reduce revenue recognized by $6.9 million for certain cost overruns related to 1995 construction and start-up activities which would have been recovered prospectively under the two combined contracts. Furthermore, the Company has recorded additional contract loss reserves of approximately $915,000 in fiscal year 1995 resulting from the contracts being accounted for separately. This revised accounting treatment also resulted in the reduction of fiscal year 1996 revenues and direct costs by approximately $900,000 and $915,000, respectively. Immaterial adjustments to revenue were also recorded in fiscal year 1997.

    The Company has also revised its accounting treatment for a 17-year lease of primary care facilities. Beginning in August 1997, the Company accounted for this lease as an operating lease. The Company has restated previously issued interim financial statements to account for this lease as a financing rather than an operating lease as a result of the Company's continuing involvement with the lessor. The effect of this restatement on net earnings and per share amounts for the nine months ended January 31, 1998 was immaterial. There is no effect on years prior to 1998.

    The effects of these restatements on net earnings and per share amounts as previously reported are presented below. Per share amounts have been restated to reflect the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

                                                               NINE MONTHS ENDED
                                                                  JANUARY 31,           YEAR ENDED APRIL 30,
                                                               ------------------  -------------------------------
                                                                      1998           1997       1996       1995
                                                               ------------------  ---------  ---------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net earnings (loss), as previously reported..................      $   (2,150)     $  (4,088) $   9,118  $     952
Adjustment, net of income taxes of $24 in 1997 and $2,807 in
  1995.......................................................               0             39         20     (4,990)
                                                                      -------      ---------  ---------  ---------
Net earnings (loss) as adjusted..............................      $   (2,150)     $  (4,049) $   9,138  $  (4,038)
                                                                      -------      ---------  ---------  ---------
                                                                      -------      ---------  ---------  ---------
Per Share Amounts:
Basic earnings (loss) per share:
Net earnings (loss) as previously reported...................      $    (0.19)     $   (0.37) $    0.84  $    0.09
Adjustment, net of tax.......................................            0.00           0.00       0.00      (0.47)
                                                                      -------      ---------  ---------  ---------
Net earnings (loss) as adjusted..............................      $    (0.19)     $   (0.37) $    0.84  $   (0.38)
                                                                      -------      ---------  ---------  ---------
                                                                      -------      ---------  ---------  ---------
Diluted earnings (loss) per share:
Net earnings (loss) as previously reported...................      $    (0.15)     $   (0.37)      0.68       0.09
Adjustment, net of tax.......................................            0.00           0.00       0.00      (0.47)
                                                                      -------      ---------  ---------  ---------
Net earnings (loss) as adjusted..............................      $    (0.15)     $   (0.37) $    0.68  $   (0.38)
                                                                      -------      ---------  ---------  ---------
                                                                      -------      ---------  ---------  ---------

    STOCK REPURCHASE PLAN. On April 28, 1998, the Company announced that its Board of Directors authorized the repurchase of up to 3 million shares of Common Stock at prevailing prices at the discretion of Company management from time to time on the open market, through block purchases, or in privately negotiated transactions. PHP also announced that its Board authorized management to explore the possibility of repurchasing some or all of PHP's Series B Preferred Stock through privately negotiated transactions, from time to time and at management's discretion. As part of the repurchase plan, the Company entered into an agreement on April 30, 1998 with its former chairman, Charles H. Robbins, to repurchase 1 million shares held by the Robbins family for $16.75 per share. As of June 9, 1998, the Company had repurchased approximately 1,403,500 shares of Common Stock and 21,960 shares of Series B Preferred Stock at a total cost of approximately $46.9 million.

    The number of additional shares to be purchased and the timing of the repurchases will depend upon the availability of funds, the price of the Common Stock, general market conditions, and other factors. There is no guarantee as to the exact number of shares to be repurchased, and the Company may discontinue repurchases at any time. Any repurchase of shares in the market will be funded through the Company's available cash and borrowings under the Company's credit facility. Any shares repurchased may be held by a subsidiary or as treasury stock and may be available for reissuance in connection with the Company's stock option plans, conversions of existing convertible securities, or for other corporate purposes.

    NEW CREDIT FACILITY. In May 1998, the Company entered an Amended and Restated Credit Agreement with NationsBank, N.A. (the "Credit Agreement") pursuant to which the lenders have made available to the Company up to $80,000,000 principal amount of senior secured financing in the form of two tranches of revolving credit facilities: one in an aggregate principal amount of $15,000,000 (the "Tranche A Revolving Facility"), the other in an aggregate principal amount of $65,000,000 (the "Tranche B Revolving Facility"). The amounts available under the Credit Agreement may be used for working capital and to finance other corporate purposes of the Company. In addition, the Tranche B Revolving Facility may be used to repurchase capital stock of the Company.

    On January 31, 1999, the amounts outstanding under the Tranche B Revolving Facility will convert into a term loan with nine equal quarterly repayments beginning on April 30, 1999 and the principal amount available thereafter under the Tranche B Revolving Facility will be reduced by such outstanding amounts. On May 15, 2001 (the "Termination Date"), the Company will be required to repay the principal amounts outstanding under the Tranche A Revolving Facility and the Tranche B Revolving Facility.

    All amounts outstanding under the Credit Agreement will bear interest at the Alternative Base Rate or the Eurodollar Rate (as defined in the Credit Agreement), plus the Applicable Margin (as defined in the Credit Agreement) based on the type of loan. The Alternative Base Rate is defined (i) for the period through November 30, 1998, as 1.5% for advances subject to the Altenative Base Rate and 2.5% for advances subject to the Eurodollar Rate, and (ii) thereafter, as a percentage determined by reference to the Leverage Ratio (as defined in the Credit Agreement) and advance type, ranging from 0.25% to 2%.

    The Credit Agreement provides for certain customary affirmative and negative covenants and events of default, including, but not limited to, covenants regarding the Company's capital expenditures, tangible net worth, EBITDA, leverage ratio, fixed charge ratio and minimum liquidity ratio, as well as limitations on other indebtedness, mergers, acquisitions and assets sales, other liens, investments and issuance of capital stock other than for cash. The Company's obligations under the Credit Agreement have been guaranteed by certain of the Company's subsidiaries. As security for the obligations of the Company and such subsidiaries under the Credit Agreement and the Security Guaranty, the banks have been granted a security interest in substantially all the assets owned or hereafter acquired by the Company and such subsidiaries.

    Under the Credit Agreement, the Company is required to make mandatory prepayments quarterly consisting of a portion of the Excess Cash Flow and a portion of any Net Cash Proceeds (as defined in the Credit Agreement) resulting from the sale of assets, issuance of debt or equity securities, insurance recoveries, or collection of past due claims. In addition, voluntary prepayments are permitted, in whole or in part, with prior notice but without premium or penalty for advances subject to the Alternative Base Rate or upon the expiration date of each advance subject to the Eurodollar Rate having an unexpired interest period.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sales of the Shares. See "Selling Stockholders" for a list of those persons receiving proceeds from the sale of the Shares.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 50,000 have been designated as Series A Junior Participating Preferred Stock and 80,800 have been designated as Series B Preferred Stock. Certain Preferred Stock Purchase Rights were distributed pursuant to a dividend distribution declared April 10, 1992, and the Series A Junior Participating Preferred Stock was reserved for issuance upon exercise of such rights. As of June 9, 1998, 10,901,527 shares of Common Stock were outstanding and held by approximately 950 shareholders of record and 48,040 shares of Series B Preferred Stock were outstanding and held by approximately 50 holders of record.

COMMON STOCK

    Subject to the prior rights of any shares of Preferred Stock which may be issued in the future, the holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of the Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders. Since holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares of Common Stock present and voting at an annual meeting at which a quorum is present can elect all the directors of the Company to be elected at such meeting. The holders of Common Stock have no preemptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.

    The Transfer Agent for the Company's Common Stock is The Bank of New York.

PREFERRED STOCK

    The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more classes or series and to fix by resolution or resolutions (without further stockholder action) the voting rights, if any, and the designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, including, without limitation, the dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and liquidation rights of each such class or series. In addition, the Board of Directors is empowered to determine the number of shares constituting each class and series of Preferred Stock and, subject to compliance with applicable law, to increase or decrease the number of shares of each such class or series. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of holders of Common Stock.

SERIES A PREFERRED STOCK PURCHASE RIGHTS

    The description of certain Preferred Stock Purchase Rights distributed pursuant to a dividend distribution declared by the Company's Board of Directors on April 10, 1992, and of the shares of Series A Junior Participating Preferred Stock reserved for issuance upon exercise of such Rights, is incorporated by reference to Item 1 of the Company's Form 8-A, dated April 10, 1992, filed with the Securities and Exchange Commission on April 13, 1992.

    The Preferred Stock Purchase Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of the Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company.

SERIES B PREFERRED STOCK

    The following description of the Series B Preferred Stock is qualified in its entirety by reference to the Certificate of Designations and the Preferred Stock Investment Agreements, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

    DIVIDENDS. The holders of the Series B Preferred Stock are not entitled to receive dividends.

    VOTING RIGHTS. The holders of Series B Preferred Stock have no voting rights, except (i) as to whether a consolidation or merger of the Company or a sale of substantially all of the Company's assets is deemed a liquidation or
(ii) as provided by law.

    LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of the Common Stock or any other class or series of shares except any class or series which is entitled to priority over the Series B Preferred Stock, the amount of $1,000 per share plus any amounts accrued but unpaid under Section 1.4(b)(iv) of the Preferred Stock Agreement (the "Liquidation Preference"). A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, shall, at the option of the holders of the Series B Preferred Stock, be deemed a liquidation, dissolution or winding up of the Company if the shares of stock of the Company (along with all derivative securities) outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquirer of the Company's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Series B Preferred Stock at any time within thirty calendar days after written notice of the essential terms of such transaction shall have been given to the holders of the Series B Preferred Stock. Such notice shall be given by the Company immediately following determination of such essential terms. If such option is exercised, the holders of the Series B Preferred Stock shall be entitled to receive, in cash, immediately upon the occurrence of such transaction, an amount per share equal to the Liquidation Preference. This provision shall not apply to a business combination in which substantially all the Common Stock of the Company is converted into or exchanged for voting common stock of the corporation surviving such business combination, if (i) such common stock of the surviving corporation is listed and traded on the NASDAQ National Market or the New York Stock Exchange, and (ii) the Board of Directors of the Company determines in good faith that the conversion rights and other rights and preferences of the Series B Preferred Stock are preserved and not rendered of less value by the terms of such business combination.

    CONVERSION. The shares of Series B Preferred Stock are convertible into shares of the Company's common stock upon the earlier of April 1, 1998 or the date on which the registration statement relating to the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock becomes effective. The shares of Series B Preferred Stock will automatically convert into common stock on the fifth anniversary of the date of original issuance to the extent any shares of Series B Preferred Stock remain outstanding at that time. Each share of Series B Preferred Stock is convertible into that number of shares of common stock equal to the quotient of (i) $1,000 divided by (ii) the Conversion Price. Through May 31, 1998, the Conversion Price will be $25. Thereafter, subject to the maximum Conversion Price specified below, the Conversion Price will be equal to the lowest trading price of the common stock for the 22 trading days immediately preceding the conversion date, less a discount ranging from 5% (beginning June 1, 1998) to 9% (on or after December 1,
1998). The maximum Conversion Price is the lesser of (i) $30, (ii) 91% of the average of the daily low trading prices of the common stock for all trading days in March, 1999, and (iii) 91% of the average of the daily low trading prices for all trading days in September, 1999; PROVIDED, HOWEVER, that the maximum Conversion Price shall not be less than $25 (the "Conversion Cap").

    The number of shares that any holder of Series B Preferred Stock may convert in any calendar month is limited according to a sliding scale percentage of such holder's shares of Series B Preferred Stock determined by reference to the highest of the daily low trading prices during such month.

         HIGHEST OF DAILY LOW TRADING                       PERCENTAGE CONVERTIBLE
             PRICES DURING MONTH                              DURING SUCH MONTH
----------------------------------------------  ----------------------------------------------
            $25.00 or less....................                       20%
            $25.01 to $27.00..................                       25%
            $27.01 to $29.00..................                       30%
            $29.01 to $31.00..................                       35%
            $31.01 to $33.00..................                       40%
            $33.01 to $35.00..................                       45%
            $35.01 to $37.00..................                       50%
            $37.01 or more....................                       100%

    The number of shares which may be converted in any calendar month also includes the number of shares which might have been but were not converted during earlier calendar months.

    The Certificate of Designations provides that shares of Series B Preferred Stock shall not be converted into Common Stock if following such conversion the holder thereof together with affiliates of such holder would be the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 4.9% or more of the Common Stock of the Company.

    If at any time the Conversion Price falls below $25, upon conversion of any Series B Preferred Stock, the Company may, in lieu of the issuance of common stock, make a payment in cash in an amount equal to the value of the common stock based upon the high trading price of the common stock on the conversion date.

    The Company agreed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock for resale under the Securities Act of 1933 by April 1, 1998. The Preferred Stock Investment Agreements state that, if the Registration Statement was not effective by April 1, 1998, the Company would be required to make a cash payment to the holders equal to 3% of the purchase price for the Series B Preferred Stock for each 30-day period thereafter until the Registration Statement is effective (pro-rated as to a period of less than 30 days). The Registration Statement was declared effective on June 10, 1998. Accordingly, under the terms of the Preferred Stock Investment Agreements, the Company would be required to pay an aggregate amount of approximately $3.4 million to holders of the Series B Preferred Stock. However, the Company believes that the liquidated damages provision constitutes an unenforceable penalty and intends to challenge any attempt to enforce the provision. The Company is seeking waivers of this provision from the holders of the Series B Preferred Stock. There can be no assurance that the Company will be successful in obtaining waivers from the holders of Series B Preferred Stock or that the Company will prevail in establishing that the provision is unenforceable. The enforcement of the liquidated damages provision against the Company could have a material adverse effect on the Company's financial condition and results of operations.

    Each purchaser of the Series B Preferred Stock has agreed not to offer or sell on any trading day, on a net basis, more than the following number of shares of common stock: the greater of (i) 10% of the average daily trading volume of the common stock for the five previous trading days, (ii) 10,000 shares, or (iii) 10% of the trading volume of the common stock on the day of such sale. In addition, the purchasers of the Series B Preferred Stock and their affiliates have agreed not to engage in any short sales, swaps, purchasing of puts, or other hedging activities involving the common stock to hedge their investment in the Series B Preferred Stock; however, any purchaser may write call options if the call exercise price is greater than the lesser of (i) the effective Conversion Price on the day that the call is written or (ii) the closing price of the common stock on the day prior to the day that the call is written. These hedging restrictions do not apply to certain short sales within three days of conversion where the shares issuable upon conversion are used to cover the short sale.

SERIES B PREFERRED STOCK WARRANTS

    In connection with the Private Placement, certain designees of the Placement Agents received in aggregate 700 Preferred Stock Warrants, which may be exercised at a purchase price of $1,000 per share to acquire 700 shares of Series B Preferred Stock. See "--Series B Preferred Stock" for the rights and preferences of the Series B Preferred Stock. The Preferred Stock Warrants expire in December 1999 and contain customary anitdilution provisions that provide for adjustments in the event of stock splits, stock dividends and similar developments.

NATIONSBANK WARRANTS

    The following description of the NationsBank Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is an exhibit to the Registration Statement.

    SHARES AVAILABLE FOR ISSUANCE. The maximum number of Shares that may be issued pursuant to exercise of the NationsBank Warrant, subject to certain adjustments described below, is 500,150.

    EXERCISABILITY. The NationsBank Warrants are exercisable at any time or from time to time until October 31, 2007. Each of the 500,150 NationsBank Warrants entitle the holder thereof to purchase one Share at no cost.

    ADJUSTMENT OF SHARES ISSUABLE UPON EXERCISE OF THE NATIONSBANK
WARRANTS. The number of Shares issuable upon the exercise of each NationsBank Warrant is subject to appropriate adjustment to reflect any stock dividends, subdivision of Shares, combination of Shares or reclassification of Shares. The number of Shares issuable upon the exercise of each NationsBank Warrant is also subject to certain adjustments in the event the Company issues Shares, or options, warrants or other rights to purchase Shares at a price lower than the then current market value of the Shares.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BY-LAWS

    The Company's Restated Certificate of Incorporation (the "Certificate") provides that the Board of Directors consists of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest. Subject to the rights of holders of Preferred Stock of the Company, any vacancy on the Board of Directors may be filled only by the remaining directors then in office.

    The Company has 9,919,200 authorized and unissued shares of Preferred Stock. The Certificate grants the Board of Directors broad power to establish the designations, powers, preferences and rights of any series of Preferred Stock. Such stock could be used by the Board of Directors for defensive purposes, including its issuance or sale to third parties or use in recapitalization transactions.

    In order for a stockholder to nominate a candidate for director, under the Company's By-laws, timely notice of the nomination must be given to the Company in advance of the meeting. Such notice must be given in respect to an election to be held at an annual meeting of stockholders not less than 90 days before the anniversary of the immediately preceding annual meeting, and must be given in respect to an election to be held at a special meeting of stockholders within 10 days after the notice of the meeting is given to stockholders. The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation and shares held.

    In order for a stockholder to bring other business before an annual stockholder meeting, timely notice must be received by the Company not less than 60 days nor more than 90 days before the meeting (but if the Company gives less than 70 days notice of the meeting, then such notice must be received within 10 days after the notice of the meeting is mailed or other public disclosure of the meeting is made). Such notice must include a description of the proposed business, the reasons therefore, and other specified matters.

    Under the By-laws, special meetings of stockholders may be called only by the Board of Directors or the President of the Company, and may not be called by stockholders. In addition, the Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of the stockholders in lieu thereof.

    The By-laws may be amended by the Board of Directors or by affirmative vote of the holders of two-thirds of the stock issued and outstanding and entitled to vote thereon. Certain provisions of the Certificate, including provisions concerning the classified Board of Directors and the ability of stockholders to take action only at an annual or special meeting of stockholders, may only be amended by the affirmative vote of the holders of two-thirds of the stock issued and outstanding and entitled to vote thereon. The foregoing summary is qualified in its entirety by reference to the full text of the Company's Certificate and By-laws.

    These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of the Company or otherwise to bring a matter before stockholders without the Board's consent, and thus reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long-term growth, with the threat of a takeover not deemed by the Board to be in the best interest of the Company and its stockholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of the Company and the possibility of stockholders receiving a premium above market price for their securities from a potential acquiror who is unfriendly to management.

DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholders.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information, as of June 9, 1998, with respect to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each director of the Company, (iii) the chief executive officers of the Company and (iv) all directors and exectuvie officers of the Company as a group.

                                                                                                                  PERCENT OF
                                  NAME AND ADDRESS                                     NUMBER OF SHARES         OUTSTANDING(1)
-------------------------------------------------------------------------------------  ----------------         --------------

John W. Kluge (2)....................................................................     1,500,000                 13.8%
  c/o Metromedia Company
  One Meadowlands Plaza
  East Rutherford, NJ 07073

Jack M. Mazur........................................................................     1,269,356(3)              10.9%
  11440 Commerce Park Drive
  Reston, Virginia 20191

Shamrock Investments (4).............................................................     1,046,419(5)               9.2%
  Charles P. Reilly
  Michael E. Gallagher
  2049 Century Park East, Suite 3330
  Los Angeles, CA 90067

Bosko Djordjevic and Elizabeth
Keck Djordjevic, Trustee (6).........................................................       800,000                  7.3%
  505 S. Beverly Drive, Suite 215
  Beverly Hills, CA 90212

Drakefield Corporation...............................................................       870,827(7)(8)            7.4%
  c/oWaterton Management
  10000 Santa Monica Boulevard, 5th Floor
  Los Angeles, California 90067

AG Ramius Partners, L.L.C............................................................       798,258(7)(9)            6.8%
  757 Third Avenue
  New York, NY 10017

Scepter Holdings, Inc. ..............................................................       725,689(7)(10)           6.2%
  301 Commerce Street, Suite 2975
  Fort Worth, Texas 76102

Ziff Asset Management, L.P...........................................................       725,689(7)               6.2%
  c/o PBK Holdings, Inc.
  156 Greenwich Avenue, Suite 2A
  Greenwich, Connecticut 06830

Strome Susskind
Investment Management LP ............................................................       725,688(7)(11)           6.2%
  100 Wilshire Boulevard, 15th Floor
  Santa Monica, CA 90401

Stockwell Corporation S.A............................................................       580,551(7)(12)           5.1%
  c/o Waterton Management
  10000 Santa Monica Boulevard, 5th Floor
  Los Angeles, California 90067

Michael D. Starr.....................................................................       425,852(13)              3.8%
  11440 Commerce Park Drive
  Reston, Virginia 20191

John P. Cole.........................................................................       400,000                  3.7%
  11440 Commerce Park Drive
  Reston, Virginia 20191

Robert L. Bowles, Jr. ...............................................................       157,011(14)              1.4%
  820 First Street, N.E., Suite LL100
  Washington, D. C. 20002-4205

Frank L. Provato, M.D. ..............................................................       122,916(15)              1.1%
  11440 Commerce Park Drive
  Reston, Virginia 20191

William J. Lubin.....................................................................       113,333(16)              1.0%
  11440 Commerce Park Drive
  Reston, Virginia 20191

Joseph G. Mathews....................................................................        15,094                     *
  3510 Highway O
  Wright City, MO 63390

Donald J. Ruffing....................................................................         8,503                     *
  11104 Woodlawn Boulevard
  Upper Marlboro, MD 20772

Jerry W. Carlton.....................................................................         7,140                     *
  610 Newport Center Drive, Suite 1700
  Newport Beach, CA 92660

John J. McDonnell....................................................................             0                     *
  11440 Commerce Park Drive
  Reston, VA 20191

All directors and executive officers as a group (13 persons).........................     3,286,860                 25.8%

------------------------

  * Represents less than 1% of the shares of the Company's outstanding stock.

 (1) Based upon 10,901,527 shares of Common Stock outstanding as of June 9, 1998. For purposes of computing the percentage of outstanding shares held by each person or group of persons named in the table, any shares as to which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) According to Amendment No. 1 to Schedule 13D filed by John W. Kluge on June 2, 1998.

 (3) Includes 720,000 shares which Mr. Mazur could acquire upon the exercise of options granted by the Company. Also includes 512,014 shares owned by VACHR, Inc., a corporation owned by Mr. Mazur's spouse, Lynn Mazur, and other family members, and 30,000 shares owned by the J&J Investment Partnership, a partnership wholly owned by members of Mr. Mazur's family. Mr. Mazur disclaims beneficial ownership of the shares owned by Lynn Mazur (through VACHR, Inc.) and J&J Investment Partnership.

 (4) According to the Schedule 13D filed On October 11, 1994 and amended on October 11, 1997, the persons listed constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

 (5) Includes 200,000 shares owned by Shamrock Investments, 187,730 shares owned by Mr. Reilly, 172,220 shares owned by Mr. Gallagher, 22,500 shares which Shamrock Investments could acquire upon the exercise of options granted by the Company, 231,596 shares which Mr. Reilly could acquire upon the exercise of options granted by the Company, 121,262 shares which Mr. Gallagher could acquire upon the exercise of options granted by the Company, 59,963 shares which Mr. Reilly could acquire upon conversion of a promissory note of the Company, 6,173 shares which Mr. Reilly could acquire upon conversion of a promissory note of the Company issued to Shamrock Investments, and 44,975 shares which Mr. Gallagher could acquire upon conversion of a promissory note of the Company.

 (6) According to Amendment No. 1 to the Schedule 13D of Bosko Djordjevic and Elizabeth Keck-Djordjevic, as trustee, filed on September 15, 1995.

 (7) Represents an estimate of the number of shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock at an assumed conversion price of $6.89 per share, which is 95% of the lowest trading price of the Common Stock on June 5, 1998. The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred depends upon the Conversion Price, which cannot be predicted by the Company at this time. The number of shares that any holder of Series B Preferred Stock may convert in any calendar month is limited according to a sliding scale percentage of such holder's shares of Series B Preferred Stock determined by reference to the highest of the daily trading prices during such month. In addition, shares of Series B Preferred Stock may not be converted into Common Stock if following such conversion the holder thereof, together with affiliates of such holder would be beneficial owner of 4.9% or more of the Common Stock. See "Description of Capital Stock--Series B Preferred Stock." For purposes of the table above, beneficial ownership by holders of Series B Preferred Stock has been calculated without regard to the foregoing limitations.

 (8) Waterton Management, L.L.C. ("Waterton") is the investment manager for Drakefield Corporation. Waterton also acts as investment manager for Stockwell Corporation, S.A., which may be deemed to own 580,551 shares of Common Stock based on an assumed conversion price of $6.89 per share of Series B Preferred Stock owned by Stockwell Corporation, S.A. Drakefield Corporation is not affiliated with Stockwell Corporation, S.A. Waterton disclaims beneficial ownership of any shares held by Drakefield Corporation or Stockwell Corporation, S.A.

 (9) AG Ramius Partners, L.L.C. ("AG Ramius"), a registered investment adviser, acts pursuant to contract as discretionary investment adviser for several Selling Stockholders, holding voting and dispositive powers with respect to securities acquired for their accounts. In such capacity, AG Ramius may be considered a beneficial owner of shares of Common Stock that such Selling Stockholders have the right to acquire through conversion of 5,500 Series B Preferred Stock beneficially owned by such Selling Stockholders. The amount shown does not necessarily reflect certain limitations as to the maximum number of shares of Common Stock issuable to any stockholder and its affiliates. Moreover, the amount does not reflect shares of Common Stock issuable on conversion of (a) an aggregate of 1,500 shares of Series B Preferred Stock held by certain Selling Stockholders whose accounts are managed on a discretionary basis by Angelo, Gordon & Co., L.P., a registered investment adviser that is one of the members of AG Ramius or
     (b) 2,000 shares of Series B Preferred Stock held by Ramius Capital Group, L.L.C., the other member of AG Ramius.

(10) Includes 471,698 shares (4.1%) beneficially owned by Q Funding, L.P. and 253,991 shares (2.3%) beneficially owned by R(2) Investments, LDC. Scepter Holdings, Inc. is the general partner of the investment manager for each of Q Funding, L.P. and R(2) Investments, LDC.

(11) Includes (i) 246,734 shares (2.2%) beneficially owned by Strome, Susskind Hedgecap, L.P., (ii) 239,477 shares (2.1%) beneficially owned by Strome Offshore Limited, (iii) 195,936 shares (1.8%) beneficially owned by Strome Partners, L.P., and (iv) 43,541 shares (0.4%) beneficially owned by Strome Hedgecap Limited.

(12) Waterton Management, L.L.C. is the investment manager for Stockwell Corporation, S.A. Waterton also acts as investment manager for Drakefield Corporation, which may be deemed to own 870,827 shares of Common Stock based on an assumed conversion price of $6.89 per share of Series B Preferred Stock owned by Drakefield Corporation. Drakefield Corporation is not affiliated with Stockwell Corporation, S.A. Waterton disclaims beneficial ownership of any shares held by Drakefield Corporation or Stockwell Corporation, S.A.

(13) Includes 290,000 shares which Mr. Starr presently could acquire upon the exercise of options granted by the Company.

(14) Includes 53,333 shares which Mr. Bowles presently could acquire upon the exercise of options granted by the Company.

(15) Includes 101,666 shares which Dr. Provato presently could acquire upon the exercise of options granted by the Company.

(16) Represents the shares which Mr. Lubin presently could acquire upon the exercise of options granted by the Company.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information known to the Company, as of June 9, 1998, regarding the beneficial ownership of Common Stock by the Selling Stockholders. Because the Selling Stockholders may sell all, some or none of their shares, no estimate can be made of the number of shares held by any Selling Stockholder after the completion of this offering. If, however, each of the Selling Stockholders were to sell all of the shares offered hereby, then each Selling Stockholder would beneficially own less than one percent of the shares of Common Stock outstanding. Other than NationsBank, which has been the Company's principal lender, none of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                                                                     SHARES OF         NUMBER OF
                                                                                   COMMON STOCK       SHARES BEING
                                                                                BENEFICIALLY OWNED      OFFERED
                                                                               ---------------------  ------------
NAME                                                                             NUMBER     PERCENT
-----------------------------------------------------------------------------  ----------  ---------
Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD
  5/30/84 As Amended made by and for John W. Kluge...........................   1,500,000       13.8%     500,000
Drakefield Corporation (1)(2)................................................     870,827        7.4%     870,827
AG Ramius Partners, L.L.C. (1)(3)............................................     798,258        6.8%     798,258
Scepter Holdings, Inc. (1)(4)................................................     725,689        6.2%     725,689
Ziff Asset Management, L.P. (1)..............................................     725,689        6.2%     725,689
Strome Susskind Investment Management LP (1)(5)..............................     725,688        6.2%     725,688
Stockwell Corporation, S.A. (1)(6)...........................................     580,551        5.1%     580,551
NationsBank..................................................................     500,150        4.4%     500,150
Q Funding, L.P. (1)..........................................................     471,698        4.1%     471,698
Southbrook International Investments, Ltd. (1)...............................     435,413        3.8%     435,413
Baldwin Enterprises, Inc. (1)................................................     319,303        2.8%     319,303
Ramius Capital Group, L.L.C. (1).............................................     290,275        2.6%     290,275
The Tail Wind Fund Ltd. (1)..................................................     290,275        2.6%     290,275
Ramius Fund, Ltd. (1)........................................................     261,248        2.3%     261,248
R(2) Investments, LDC (1)....................................................     253,991        2.3%     253,991
Strome, Susskind Hedgecap, L. P. (1).........................................     246,734        2.2%     246,734
Strome Offshore Limited (1)..................................................     239,477        2.1%     239,477
Saybrook Fund I, L.P. (1)....................................................     231,494        2.1%     231,494
Strome Partners, L.P. (1)....................................................     195,936        1.8%     195,936
Leonardo, L.P. (1)...........................................................     174,165        1.6%     174,165
Lawrence K. Fleischman (1)(7)................................................     155,729        1.4%     155,729
AGR Halifax Fund, Ltd. (1)...................................................     145,137        1.3%     145,137
Kodiak Opportunity, L.P. (1).................................................     119,738        1.1%     119,738

                                                                                     SHARES OF         NUMBER OF
                                                                                   COMMON STOCK       SHARES BEING
                                                                                BENEFICIALLY OWNED      OFFERED
                                                                               ---------------------  ------------
NAME                                                                             NUMBER     PERCENT
-----------------------------------------------------------------------------  ----------  ---------
Raphael, L.P. (1)............................................................     116,110        1.1%     116,110
Kodiak Opportunity, Offshore, Ltd. (1).......................................      97,968        0.9%      97,968
Alexander L. and Linda S. Cappello (1).......................................      75,471        0.7%      75,471
Fortune Fund Ltd.--Seeker 3 (1)..............................................      72,568        0.7%      72,568
Crisotomo B. Garcia (IRA) (1)................................................      72,568        0.7%      72,568
JMG Capital Partners, L.P. (1)...............................................      72,568        0.7%      72,568
Triton Capital Investments, Ltd. (1).........................................      72,568        0.7%      72,568
Licap Partners (1)...........................................................      58,055        0.5%      58,055
Gerard K. Cappello (1).......................................................      50,362        0.5%      50,362
David E. Berman..............................................................      45,000        0.4%      45,000
Strome Hedgecap Limited (1)..................................................      43,541        0.4%      43,541
Trust Company of America (1).................................................      43,541        0.4%      43,541
Peter J. Cocoziello (1)......................................................      37,010        0.3%      37,010
Anvil Investment Partners, L.P. (1)..........................................      36,284        0.3%      36,284
Fayerweather Associates (1)..................................................      36,284        0.3%      36,284
RSP VI Limited Partnership (1)...............................................      36,284        0.3%      36,284
Steven Amos (1)..............................................................      29,027        0.3%      29,027
Laredo Capital Partners (1)..................................................      29,027        0.3%      29,027
Paul Rajewski (1)............................................................      29,027        0.3%      29,027
Capital Vision Group, Inc. Profit Sharing Plan (1)...........................      14,513        0.1%      14,513
Lawrence Kaplan (1)..........................................................      14,513        0.1%      14,513
Stanley Kaplan (1)...........................................................      14,513        0.1%      14,513
Theodore Meisel (1)..........................................................      14,513        0.1%      14,513
OK Associates Pension Trust (1)..............................................      14,513        0.1%      14,513
Pelain Partners (1)..........................................................      14,513        0.1%      14,513
Alfred Romano (1)............................................................      14,513        0.1%      14,513
Jeffrey C. Ullman, Trustee Jeffrey C. Ullman Living Trust (1)................      14,513        0.1%      14,513
Loretta Hirsh Shine (1)......................................................       8,708        0.1%       8,708
Robert Deutschman (1)........................................................       7,692        0.1%       7,692
Jonathan Thomas (1)..........................................................       7,692        0.1%       7,692
Jonathan Rosenthal (1).......................................................       7,547        0.1%       7,547
Jon Schotz (1)...............................................................       7,547        0.1%       7,547
Jerry Kaplan (1).............................................................       7,256        0.1%       7,256
Leslie D. Michelson (1)......................................................       7,256        0.1%       7,256
NY-DBL Diamond Group (1).....................................................       7,256        0.1%       7,256
Lisa G. Shine (1)............................................................       4,354        0.0%       4,354

------------------------

(1) Such beneficial ownership represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock beneficially owned by such person, assuming (i) a conversion price of $6.89, which is 95% of the lowest trading price of the Common Stock on June 5, 1998 and (ii) each of the Series B Preferred Stock Warrants is exercised as of the date of issuance. The actual number of shares of Common Stock issued upon the conversion of the Series B Preferred Stock depends upon the Conversion Price, which cannot be predicted by the Company at this time. After May 31, 1998, the Conversion Price, subject to the maximum Conversion Price, will be equal to the lowest trading price of the Common Stock for the 22 trading days immediately preceding the conversion date, less a discount ranging from 5% to 9%. The number of shares that any holder of Series B Preferred Stock may convert in any calendar month is limited according to a sliding scale percentage of such holder's shares of Series B Preferred Stock determined by reference to the highest of the daily trading prices during such month. In addition, shares of Series B Preferred Stock may not be converted into Common Stock if following such conversion the holder thereof, together with affiliates of such holder would be beneficial owner of 4.9% or more of the Common Stock. See "Description of Capital Stock--Series B Preferred Stock." For purposes of the table above, beneficial ownership by holders of Series B Preferred Stock has been calculated without regard to the foregoing limitations.

(2) Waterton Management, L.L.C. ("Waterton") is the investment manager for Drakefield Corporation. Waterton also acts as investment manager for Stockwell Corporation, S.A., which may be deemed to own 580,551 shares of Common Stock based on an assumed conversion price of $6.89 per share of Series B Preferred Stock owned by Stockwell Corporation, S.A. Drakefield Corporation is not affiliated with Stockwell Corporation, S.A. Waterton disclaims beneficial ownership of any shares held by Drakefield Corporation or Stockwell Corporation, S.A.

(3) AG Ramius Partners, L.L.C. ("AG Ramius"), a registered investment adviser, acts pursuant to contract as discretionary investment adviser for several Selling Stockholders, holding voting and dispositive powers with respect to securities acquired for their accounts. In such capacity, AG Ramius may be considered a beneficial owner of shares of Common Stock that such Selling Stockholders have the right to acquire through conversion of 5,500 Series B Preferred Stock beneficially owned by such Selling Stockholders. The amount shown does not necessarily reflect certain limitations as to the maximum number of shares of Common Stock issuable to any stockholder and its affiliates. Moreover, the amount does not reflect shares of Common Stock issuable on conversion of (a) an aggregate of 1,500 shares of Series B Preferred Stock held by certain Selling Stockholders whose accounts are managed on a discretionary basis by Angelo, Gordon & Co., L.P., a registered investment adviser that is one of the members of AG Ramius or (b) 2,000 shares of Series B Preferred Stock held by Ramius Capital Group, L.L.C., the other member of AG Ramius.

(4) Includes 471,698 shares (4.1%) beneficially owned by Q Funding, L.P. and 253,991 shares (2.3%) beneficially owned by R(2) Investments, LDC. Scepter Holdings, Inc. is the general partner of the investment manager for each of Q Funding, L.P. and R(2) Investments, LDC.

(5) Includes (i) 246,734 shares (2.1%) beneficially owned by Strome, Susskind Hedgecap, L.P., (ii) 239,477 shares (2.2%) beneficially owned by Strome Offshore Limited, (iii) 195,936 shares (1.8%) beneficially owned by Strome Partners, L.P., and (iv) 43,541 shares (0.4%) beneficially owned by Strome Hedgecap Limited.

(6) Waterton is the investment manager for Stockwell Corporation, S.A. Waterton also acts as investment manager for Drakefield Corporation, which may be deemed to own 870,827 shares of Common Stock based on an assumed conversion price of $7.60 per share of Series B Preferred Stock owned by Drakefield Corporation. Drakefield Corporation is not affiliated with Stockwell Corporation, S.A. Waterton disclaims beneficial ownership of any shares held by Drakefield Corporation or Stockwell Corporation, S.A.

(7) Includes (i) 58,055 shares (0.5%) beneficially owned by Licap Partners, a partnership of which Mr. Fleischman is a general partner, (ii) 29,027 shares (0.3%) beneficially owned by Laredo Capital partners, a partnership of which Mr. Fleischman is a general partner, (iii) 14,513 shares (0.1%) beneficially owned by Capital Vision Group, Inc. Profit Sharing Plan, of which Mr. Fleischman is the sole beneficiary, (iv) 14,513 shares (0.1%) beneficially owned by Pelain Partners, a partnership of which Mr. Fleischman is a general partner, (v) 7,256 shares (0.1%) beneficially owned by NY-DBL Diamond Group, a partnership of which Mr. Fleischman is a general partner and (vi) 32,365 shares (0.3%) held by Mr. Fleischman individually.

                              PLAN OF DISTRIBUTION

WARRANT SHARES

    The Warrant Shares may be offered and sold from time to time by or for the account of the Warrantholder. The decision to offer and sell the Warrant Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Warrantholder. Any Warrant Shares may be offered for sale by the Warrantholder on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The Warrant Shares offered hereby may be offered in any manner permitted by law, other than an underwritten public offering, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the Warrant Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Warrant Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with the Warrantholder. The Warrantholder may also pledge the Warrant Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Warrant Shares pursuant to this Prospectus (as supplemented or amended or reflect such transaction). In addition, any Warrant Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the Warrant Shares will receive compensation from the Warrantholder in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Warrantholder Shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from the Warrantholder. Brokers or dealers engaged by the Warrantholder may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

    The Company will bear all expenses in connection with the registration of the Warrant Shares being offered and sold by the Warrantholder.

    The Company has advised the Warrantholder that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the Warrantholder cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to the Warrantholder and the Warrantholder will furnish each broker or dealer engaged by the Warrantholder and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.

KLUGE SHARES

    The Kluge Shares may be offered and sold from time to time by or for the account of Kluge or by pledgees, donees, transferees or other successors in interest. The decision to offer and sell the Kluge Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of Kluge. Any Kluge Shares may be offered for sale by Kluge on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The Kluge Shares offered hereby may be offered in any manner permitted by law, other than an underwritten public offering, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the Kluge Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Kluge Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with Kluge. Kluge may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the Kluge Shares will receive compensation from Kluge in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Kluge Shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from Kluge. Brokers or dealers engaged by Kluge may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by Kluge will be selected by Kluge. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

    The Company will bear all expenses in connection with the registration of the Kluge Shares being offered and sold by Kluge.

    The Company has agreed to indemnify Kluge and certain other persons against certain liabilities, including certain liabilities under the Securities Act.

    The Company has advised Kluge that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, Kluge cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to Kluge and Kluge will furnish each broker or dealer engaged by Kluge and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.

NATIONSBANK SHARES

    The NationsBank Shares may be offered and sold from time to time by or for the account of NationsBank. The decision to offer and sell the NationsBank Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of NationsBank. Any NationsBank Shares may be offered for sale by NationsBank on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The NationsBank Shares offered hereby may be offered in any manner permitted by law, other than an underwritten public offering, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the NationsBank Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the NationsBank Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with NationsBank. NationsBank may also pledge the NationsBank Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged NationsBank Shares pursuant to this Prospectus (as supplemented or amended or reflect such transaction). In addition, any NationsBank Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the NationsBank Shares will receive compensation from NationsBank in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the NationsBank Shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from NationsBank. Brokers or dealers engaged by NationsBank may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

    The Company will bear all expenses in connection with the registration of the NationsBank Shares being offered and sold by NationsBank.

    The Company has advised NationsBank that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, NationsBank cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to NationsBank and NationsBank will furnish each broker or dealer engaged by NationsBank and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.

CONVERSION SHARES

    The Conversion Shares may be offered and sold from time to time by or for the account of the holders of the Series B Preferred Stock or by pledgees, donees, transferees or other successors in interest. The Company has agreed to use its best efforts to keep this Prospectus effective until December 30, 1999. The decision to offer and sell the Conversion Shares, and the timing and amount of any offers or sales that are made, is and will be (subject the limitation set forth below) within the sole discretion of the holders of the Series B Preferred Stock. Any of the Conversion Shares may be offered for sale on the New York Stock Exchange, or otherwise, through brokers' transactions at prices then prevailing at the time of sale, at prices related to such prevailing prices, at varying prices determined at the time of sale or at negotiated or fixed prices. Sales of the Conversion Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Conversion Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions; (d) transactions in which the broker solicits purchasers; or (e) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock.

    Pursuant to Preferred Stock Investment Agreement, each purchaser of the Series B Preferred Stock has agreed to refrain from offering or selling publicly on any trading day on the NYSE or on the principal exchange on which the Common Stock is traded an amount of Common Stock equal to the greater of (i) 10% of the average daily trading volume of the Common Stock for the five trading days immediately prior to such sale as reported by the NYSE or by such principal exchange, (ii) 10,000 shares of Common Stock or (iii) 10% of the trading volume of the Common Stock on the day of such sale as reported by the NYSE or by such principal exchange. In addition, the purchasers of the Series B Preferred Stock and their affiliates have agreed not to engage in any short sales, swaps, purchasing of puts, or other hedging activities involving the common stock to hedge their investment in the Series B Preferred Stock; however, any purchaser may write call options if the call exercise price is greater than the lesser of (i) the effective Conversion Price on the day that the call is written or (ii) the closing price of the common stock on the day prior to the day that the call is written. These hedging restrictions do not apply to (i) transactions not solicited or directed by a purchaser of the Series B Preferred Stock and in which such purchaser has no beneficial interest made on behalf of third-party clients who are not holders of Series B Preferred Stock or (ii) certain short sales within three days of conversion in amounts not greater than the number of shares issuable upon conversion where the shares issuable upon conversion are used to cover the short sale. To the extent required this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

    Brokers or dealers engaged by any holder of Series B Preferred Stock may receive compensation from such holders in the form of commission or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Conversion Shares that they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from such holders of the Series B Preferred Stock. Brokers or dealers engaged by any holder of the Series B Preferred Stock may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

    Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or pursuant to an exemption from registration or qualification.

    The Company will bear all expenses in connection with the registration of the Conversion Shares.

    The Company has advised the holders of the Series B Preferred Stock that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the holders of the Series B Preferred Stock cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available the holders of the Series B Preferred Stock who will furnish each broker or dealer engaged by any such holder and other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.

                                 LEGAL MATTERS

    The validity of the issuance of the Shares offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Washington, D.C. 20004.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The consolidated balance sheets as of April 30, 1997 and 1996, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997, incorporated by reference in this Prospectus and in the Registration Statement from the Company's 1997 Form 10-K/A2 have been incorporated by reference herein in reliance on the report, which includes an explanatory paragraph regarding the restatement of previously issued financial statements to reflect revised accounting for certain contract costs, of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information as of July 31, 1997, October 31, 1997, and January 31, 1998 and for the three-month, six-month and nine-month periods then ended, incorporated by reference in this Prospectus and Registration Statement, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, which include an explanatory paragraph regarding the restatement of previously issued financial statements to reflect revised accounting for certain contract costs and certain long-term real estate leases, included in the Company's quarterly reports on Form 10-Q, as amended, for the quarters ended July 31, 1997, October 31, 1997 and January 31, 1998, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The independent accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on unaudited interim financial information because that report is not a "report" or "part" of the Prospectus or Registration Statement prepared or certified by the independent accountants within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of HIP of New Jersey, Inc. and Subsidiary as of and for the years ended December 31, 1996, 1995 and 1994, incorporated by reference in this Prospectus and Registration Statement from the Company's Current Report on Form 8-K/A, have been audited by Ernst & Young LLP, independent auditors as set forth in their reports incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2

Incorporation of Certain Documents by
 Reference.....................................           2

Risk Factors...................................           3

The Company....................................          11

Use of Proceeds................................          13

Description of Capital Stock...................          14

Security Ownership of Certain Beneficial Owners
 and Management................................          19

Selling Stockholders...........................          22

Plan of Distribution...........................          25

Legal Matters..................................          29

Independent Accountants........................          29

                           PHP HEALTHCARE CORPORATION

                                8,255,639 SHARES
                                OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 JUNE 10, 1998

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------